UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023
Commission File Number: 001-35627

MANCHESTER UNITED PLC

(Translation of registrant’s name into English)

Old Trafford

Sir Matt Busby Way

Manchester M16 0RA

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). ☐

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT:

THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-259817) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) ON SEPTEMBER 27, 2021, AS AMENDED, AND THE REGISTRATION STATEMENT ON  FORM S-8 (NO. 333-183277) ORIGINALLY FILED WITH THE SEC ON AUGUST 13, 2012, AS AMENDED.

ENTRY INTO THE TRANSACTION AGREEMENT

Transaction Agreement

On December 24, 2023, Manchester United plc (the “Company”) entered into that certain transaction agreement (the “Transaction Agreement”) among the Company, the holders of the Company’s Class B ordinary shares, par value $0.0005 per share (collectively, the “Class B Ordinary Shares”), identified therein (the “Sellers”) and Trawlers Limited, a company limited by shares incorporated under the Isle of Man’s Companies Act 2006 with company number 021222V (the “Purchaser”), which is an entity solely owned by Sir Jim Ratcliffe (the “Investor”). In connection with the entry into the Transaction Agreement, the Company also entered into that certain governance agreement, dated as of the date of the Transaction Agreement (the “Governance Agreement”), among the Company, the Purchaser and the Sellers, the terms of which are more fully described in the section entitled “Governance Agreement” below. The Purchaser, the Sellers and the Investor have executed a limited guarantee, dated as of the date of the Transaction Agreement (the “Guarantee Agreement”), in favor of the Company and the Sellers guaranteeing certain of the Purchaser’s payment obligations to the Company and the Sellers under the Transaction Agreement, the terms of which are more fully described in the section entitled “Guarantee Agreement” below. Additionally, the Purchaser and the Investor have executed an equity commitment letter, dated as of the date of the Transaction Agreement (the “Equity Commitment Letter”), pursuant to which the Investor has committed to fund the Purchaser with aggregate proceeds sufficient for the Purchaser to pay all amounts the Purchaser may be obligated to pay pursuant to the Transaction Agreement, subject to terms of such Equity Commitment Letter, which are more fully described in the section entitled “Equity Commitment Letter” below. The board of directors of the Company (the “Company Board”) has adopted resolutions approving, among other things, the entry by the Company into the Transaction Agreement and the transactions and other agreements contemplated thereby.

Transaction Structure

The Transaction Agreement provides that, among other things, and on the terms and subject to the conditions of the Transaction Agreement, (A) the Purchaser will purchase from the Sellers, at a purchase price of $33.00 per share in cash, a number of Class B Ordinary Shares as set forth in the Transaction Agreement that constitutes, in the aggregate, twenty-five per cent, (25%) of the issued and outstanding Class B Ordinary Shares (the “Class B Share Sale”), (B) the Purchaser will commence a cash tender offer to purchase, at a price of $33.00 per share, up to 13,237,834 Class A Ordinary Shares, par value $0.0005 per share, of the Company (the “Class A Ordinary Shares” and together with the Class B Ordinary Shares, the “Ordinary Shares”) (which represents twenty-five per cent, (25%) of the issued and outstanding Class A Ordinary Shares as of the date of the Transaction Agreement, rounded up to the nearest whole Class A Ordinary Share) (the “Offer Cap”), with the holders of the Class A Ordinary Shares having the right to tender all of their Class A Ordinary Shares subject to a pro rata cutback in the event that the number of Class A Ordinary Shares that are validly tendered (and not validly withdrawn) exceeds the Offer Cap (the “Class A Share Tender Offer”), (C) at the Closing (as defined below), the Purchaser will subscribe for a number of Class A Ordinary Shares and Class B Ordinary Shares as set forth in the Transaction Agreement for an aggregate subscription price of $200 million (the “Closing Subscription” and, together with the Class B Share Sale and the Class A Share Tender Offer, the “Closing Transactions”) and (D) on the terms and subject to the conditions of the Transaction Agreement, the Purchaser will, on or prior to December 31, 2024, subscribe for the number of Class A Ordinary Shares and Class B Ordinary Shares as set forth in the Transaction Agreement for an aggregate subscription price of $100 million (the “Subsequent Subscription” and, together with the Closing Transactions, the “Transactions”). The shareholders of the Company will be asked to vote at a shareholder meeting of the Company on an amendment to the Company’s amended and restated memorandum and articles of association set forth in Exhibit A to the Transaction Agreement (the “Articles Amendment”), that will, among other things, provide that the transfer of Class B Ordinary Shares to the Purchaser in accordance with (and only to the extent permitted by) the Transaction Agreement will not result in the automatic conversion of such shares into Class A Ordinary Shares. The Articles Amendment does not otherwise modify the articles of association of the Company currently in effect with respect to the ability of the current holders of Class B Ordinary Shares to transfer their Class B Ordinary Shares without automatic conversion into Class A Ordinary Shares. The Articles Amendment also provides, following the Closing, the Class B Ordinary Shares held by Purchaser may be transferred without automatic conversion into Class A Ordinary Shares to certain permitted transferees in a manner substantially similar to the current holders of Class B Ordinary Shares. The shareholder meeting will be held on a date, and at a time and place, to be announced, as more fully described in the section entitled “Shareholder Meeting” below. In connection with such shareholder meeting, the Sellers have also entered into a Voting Agreement (as defined below) with the Company as more fully described in “Voting Agreement” below.

Covenants, Representations and Warranties

The Transaction Agreement contains customary representations, warranties and covenants of the parties thereto. From the date of the Transaction Agreement until the earlier of the closing of the Closing Transactions (the “Closing”) and the termination of the Transaction Agreement in accordance with its terms, the Company, the Sellers and the Purchaser have agreed to certain covenants, including but not limited to, with respect to the Company, covenants regarding the operation of the Company’s business. The Company and the Sellers have also agreed to customary restrictions on their ability to solicit alternative acquisition proposals.

The Company also agreed prior to the Closing to negotiate in good faith the terms and conditions of and enter into a registration rights agreement granting certain customary registration rights.

Conditions to the Transactions

The obligation of the Purchaser to accept for payment and purchase, and pay for, the Class A Ordinary Shares validly tendered (and not validly withdrawn) pursuant to the Class A Share Tender Offer is subject to the fulfillment or waiver of certain conditions, including without limitation: (i) the Articles Amendment (x) being in full force and effect immediately prior to the Closing or (y) automatically becoming in full force and effect simultaneously with the occurrence of the Closing, (ii) (x) the clearances, approvals and consents required to be obtained under competition, antitrust, merger control or investment laws set forth in Schedule A to the Transaction Agreement will have been obtained and will be in full force and effect and (y) the approval of the Transactions by the Football Association Limited (the “FA”) and The Football Association Premier League Limited (the “Premier League”) will have been obtained, (iii) the absence of certain legal impediments to the consummation of the Closing Transactions, (iv) the Transaction Agreement not being validly terminated and (v) the accuracy of certain fundamental representations and warranties of the Company and the Sellers and their material compliance with their respective obligations under the Transaction Agreement as of the expiration of the Class A Share Tender Offer.

The Class B Share Sale and the Closing Subscription are each conditioned on, among other things, (i) the expiration time of the Class A Share Tender Offer having occurred at a time when Purchaser is obligated to accept the Class A Ordinary Shares validly tendered (and not validly withdrawn) pursuant to the Class A Share Tender Offer, (ii) the absence of certain legal impediments to the consummation of the Class B Share Sale and the Closing Subscription, (iii) (x) the clearances, approvals and consents required to be obtained under competition, antitrust, merger control or investment laws set forth in Schedule A to the Transaction Agreement will have been obtained and will be in full force and effect and (y) the approval of the Transactions by each of the FA and the Premier League will have been obtained, (iv) the resolution for the Company to adopt the Articles Amendment (the “Amendment Proposal”) having been approved by the Company’s shareholders and the Articles Amendment (x) being in full force and effect immediately prior to the Closing or (y) automatically becoming in full force and effect substantially simultaneously with the occurrence of the Closing and (v) the accuracy of certain fundamental representations and warranties of the Company and the Sellers and their material compliance with their respective obligations under the Transaction Agreement as of the Closing. The Subsequent Subscription is conditioned on the closing of the Closing Transactions and the absence of certain legal impediments to the consummation of the Subsequent Subscription. The availability of financing to the Purchaser is not a condition to the consummation of the Transactions.

As described herein, the Transaction Agreement may be terminated under certain circumstances if the Closing Transactions are not consummated by April 24, 2024, with an automatic extension to June 24, 2024 in certain circumstances where regulatory approval has not yet been obtained (such date, including as so extended, the “End Date”).

Termination and Fees

The Transaction Agreement includes customary termination provisions for each of the Company, the Sellers and the Purchaser, whereby the parties may terminate (i) by mutual written consent, (ii) following a final order of a court or other legal restraint prohibiting the consummation of the Transactions, provided the terminating party is not the principal cause of the issuance of such order, (iii) if the Closing has not occurred by the End Date, provided the terminating party is not the principal cause of the Closing failing to have occurred before the End Date and there is not a pending proceeding to specifically enforce the Transaction Agreement against such party, (iv) if the Amendment Proposal is not approved at the Company shareholders meeting, and (v) following a breach by the other party of certain representations and warranties or covenants, subject to cure rights. Additionally, pursuant to the terms of the Transaction Agreement, (i) the Company or the Sellers may terminate if the Purchaser fails to consummate the Closing after all conditions precedent to the Closing have been satisfied, (ii) the Company may terminate if the Purchaser fails to (x) commence the Class A Share Tender Offer or (y) accept for payment and purchase, and pay for, the Class A Ordinary Shares tendered in the Class A Share Tender Offer, in each case, when required to do so pursuant to the Transaction Agreement, unless such failure is due to the Company’s failure to satisfy its obligations in connection therewith and (iii) the Purchaser may terminate if the Company Board has taken certain actions that adversely affect its recommendation to the Company shareholders (an “Adverse Recommendation Change”). The provisions in the Transaction Agreement pertaining to the Subsequent Subscription may be terminated (i) by mutual consent of the parties, (ii) by either the Company or the Purchaser if the Subsequent Subscription is permanently prohibited by a final order of a court or other legal restraint, provided the terminating party is not the principal cause of the issuance of such order or (iii) by either the Sellers, the Company or the Purchaser if the closing of the Subsequent Subscription has not occurred on or before 5:00 p.m. (Eastern time) on December 31, 2024, provided the terminating party is not the principal cause of the closing of the Subsequent Subscription failing to have occurred and there is not a pending proceeding to specifically enforce the Transaction Agreement against such party.

In the event the Transaction Agreement is terminated (A) by the Sellers or the Company due to (i) the Purchaser’s breach, (ii) the Purchaser failing to consummate the Closing after all conditions precedent to the Closing have been satisfied or (iii) the Purchaser’s failure to (x) commence the Class A Share Tender Offer (other than due to a breach by the Company of its obligations in connection therewith) or (y) accept for payment and purchase, and pay for, all Class A Ordinary Shares validly tendered (and not validly withdrawn) as of the expiration of the Class A Share Tender Offer (as it may be extended) or (B) by the Sellers, the Company or the Purchaser at a time such that the Transaction Agreement is terminable due to (i) the Purchaser’s breach, or (ii) the Purchaser failing to consummate the Closing after all conditions precedent to the Closing have been satisfied, then Purchaser shall pay (or cause to be paid) to the Company, a sum equal, in the aggregate, to $164 million (the “Reverse Termination Fee”) within three (3) business days following such termination. In the event the Transaction Agreement is terminated (i) by the Sellers or the Company due to an unremovable legal restraint or (ii) by the Sellers, the Company or the Purchaser due the occurrence of the End Date without the Class A Share Tender Offer being completed, then Purchaser shall pay (or cause to be paid) to the Company a sum equal to $82 million (the “Other Regulatory Termination Fee” and, together with the Reverse Termination Fee, the “Purchaser Termination Fees”).

In the event that the Transaction Agreement is terminated due to an Adverse Recommendation Change, then the Company shall pay (or cause to be paid) to the Purchaser a sum equal to (i) $48 million plus (ii) an amount (not to exceed $18 million) for Purchaser’s reasonable and documented costs and expenses incurred in connection with the Transaction Agreement and the Transactions.

Governance Agreement

The Governance Agreement will become effective as of the consummation of the Closing Transactions, pursuant to which, among other things and subject to certain exceptions set forth therein, the parties thereto agreed: (i) to provide either the Purchaser or the Sellers, in their capacity as the minority shareholder, with the right to nominate for election up to two (2) members of the Company Board and designate up to two (2) members of each subsidiary board (in each case, subject to customary fall-aways), with the other party, in its capacity as the majority shareholder, having the right to nominate for election the remainder of the members of the Company Board and appoint the remaining members of each subsidiary board, (ii)  to provide the Company with a right to drag the Purchaser into a sale of 100% of the Company beginning 18 months following the Closing, subject to a number of requirements, (iii) to provide the minority holder with customary tag and preemptive rights and (iv) to provide, subject to customary fall-aways, either the Purchaser or the Sellers, in their capacity as the minority shareholder, with consent rights over certain actions of the Company, including but not limited to, the Company’s entry into a definitive agreement to sell 100% of the Company for one (1) year following the Closing and the payment or declaration of any dividend in respect of the Class B Ordinary Shares for three (3) years following the Closing. The Governance Agreement further provides that for one (1) year following the Closing, the Sellers will not solicit a sale of the Company and, with respect to any full sale of the Company that is consummated prior to the third (3rd) anniversary of the Closing, the Purchaser must receive consideration in cash equal to at least $33.00 per share in connection with such transaction.

Shareholder Meeting

The Company agreed in the Transaction Agreement to establish a record date for, and give notice of, a meeting of its shareholders promptly following the entry into the Transaction Agreement, and thereafter, will provide to its shareholders a proxy statement in connection with the proposed transaction (the “proxy statement”) describing the Amendment Proposal, as well as the procedure for voting in person or by proxy at the shareholder meeting and various other details related to the shareholder meeting. If the Amendment Proposal is approved at the Company shareholder meeting, the Articles Amendment will become effective at the time of and subject to the consummation of the Closing Transactions, in accordance with the terms of the Transaction Agreement.

Voting Agreement

Contemporaneously with the execution of the Transaction Agreement, the Proxyholder (as defined in the Voting Agreement), the Sellers and the Company have entered into a voting agreement (the “Voting Agreement”). Pursuant to the Voting Agreement, the Sellers agreed to, among other things, vote all of the Ordinary Shares that they own as of the record date for the Company shareholder meeting (i) in favor of the adoption of the Amendment Proposal, (ii) in favor of any proposal to adjourn the shareholder meeting to a later date if there are not sufficient affirmative votes (in person or by proxy) to obtain approval of the Amendment Proposal on the date on which such meeting is held, (iii) in favor of any other matter or action necessary for or in furtherance of the consummation of the transactions contemplated by the Transaction Agreement, (iv) against any other acquisition proposal made in opposition to or in competition with, or that would reasonably be expected to delay or impair the ability of the Company to consummate the Transaction Agreement, the Transactions or the Articles Amendment, (v) except as contemplated by the Transaction Agreement (including the Articles Amendment), against any material change in the capitalization of the Company or any amendment to the Company’s existing organizational documents, or the relative rights of holders of Class A Ordinary Shares and holders of Class B Ordinary Shares and (vi) against any other proposal or action that would reasonably be expected to prevent, impede, interfere with, delay, postpone or adversely affect in any material respect the adoption of the Amendment Proposal or would reasonably be expected to result in any of the conditions to the closing of the Transaction Agreement not being fulfilled. The Voting Agreement also provides that each Seller irrevocably and unconditionally grants a proxy to, and appoints the Proxyholder, as its proxy and attorney-in-fact to vote or consent the Ordinary Shares held by the Sellers in accordance with the Voting Agreement.

Guarantee Agreement

Contemporaneously with the execution of the Transaction Agreement, the Investor, the Company and the Sellers have entered into a limited guarantee (the “Guarantee Agreement”) in favor of the Company and the Sellers in respect of certain payment obligations of the Purchaser under the Transaction Agreement including any Purchaser Termination Fees and any amounts in respect of enforcement costs, monetary damages or losses incurred or sustained by the Company and the Sellers, as specified in the Transaction Agreement, up to a specified amount. In addition, the Guarantee Agreement covers all amounts payable (and solely to the extent payable pursuant to a final order of a court of competent jurisdiction) as damages as a result of fraud or any intentional and willful breach by the Purchaser of the Transaction Agreement under and in accordance with its terms.

Equity Commitment Letter

Contemporaneously with the execution of the Transaction Agreement, the Investor and the Purchaser have entered into an Equity Commitment Letter (the “Equity Commitment Letter”). Pursuant to the Equity Commitment Letter, the Investor has committed to provide the Purchaser equity funding in an aggregate amount not to exceed, (x) at the expiration of the Class A Share Tender Offer, $1,546,061,321 solely for the purposes of funding the Closing Transactions and (y) on the closing date of the Subsequent Subscription, $100 million solely for the purpose of funding the Subsequent Subscription, in each case, subject to the terms and conditions set forth in the Equity Commitment Letter. The Company and the Sellers are express intended third-party beneficiaries of the obligations of the Investor (and its permitted assigns) under the Equity Commitment Letter to fund the equity commitments set forth therein and are entitled to equitable relief to specifically enforce such obligations, subject to the satisfaction or waiver of the conditions precedent to the Purchaser’s obligations under the Transaction Agreement.

IMPORTANT NOTE

The foregoing descriptions of the Transaction Agreement, the Governance Agreement, the Voting Agreement and the Guarantee Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Transaction Agreement, which is filed as Exhibit 99.1 hereto and incorporated herein by reference, the full text of the Governance Agreement, which is filed as Exhibit 99.2 hereto and incorporated herein by reference, the full text of the Voting Agreement, which is filed as Exhibit 99.3 hereto and incorporated herein by reference, and the full text of the Guarantee Agreement, which is filed as Exhibit 99.4 hereto and incorporated herein by reference. The Transaction Agreement, the Governance Agreement, the Voting Agreement and the Guarantee Agreement have been included to provide investors with information regarding their terms. They are not intended to provide any other factual information about the Company, the Purchaser or the Sellers. The representations, warranties and covenants contained in the Transaction Agreement and the other agreements described herein were made only for the purposes of such agreement and as of the specific dates therein, were made solely for the benefit of the parties to such agreements, may be subject to limitations agreed upon by the contracting parties, including for the Transaction Agreement being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Transaction Agreement or the other agreements described herein and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the applicable agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

PRESS RELEASE

On December 24, 2023, the Company issued a press release announcing the execution of the Transaction Agreement. A copy of the press release is attached as Exhibit 99.5 hereto.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report of Foreign Private Issuer on Form 6-K and the materials incorporated by reference herein contain forward-looking statements. These forward-looking statements are based on the current beliefs, expectations and assumptions of the Company’s management with respect to future events and are subject to a number of significant risks and uncertainties. It is important to note that the Company’s performance, and actual results, financial condition and business could differ materially from those expressed in such forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” or the negative of these words, variations thereof or similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, but are not limited to, statements about the expected timing of the Transactions, the timing and procedures for the Class A Share Tender Offer and the shareholder vote, the consideration to be received in connection with the Transactions, the payment of any fees in connection with the Transactions, the satisfaction or waiver of any conditions to the Transactions, the Company’s and Purchaser’s beliefs and expectations, the benefits sought to be achieved by the Transactions, and the potential effects of the completed Transactions on both the Company and Purchaser.

You should understand that forward-looking statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect the Company’s actual financial results or results of operations and could otherwise cause actual results to differ materially from those in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, risks and uncertainties relating to the satisfaction of the conditions precedent to the consummation of the Transactions, including (without limitation) the receipt of shareholder approval for the Articles Amendment and the receipt of required regulatory approvals (including the approval of the FA, the Premier League and the German Federal Cartel Office); unanticipated difficulties or expenditures relating to the Transactions; legal proceedings, judgments or settlements, including those that may be instituted against the Company, the Company Board and executive officers and others following the announcement of the Transactions; disruptions of current plans and operations caused by the announcement and pendency of the Transactions; potential difficulties in employee retention due to the announcement and pendency of the Transactions; the response of fans, business partners, sponsors and regulators to the announcement of the Transactions; other risks that may imperil the consummation of the Transactions, which may result in the Transactions not being consummated within the expected time period or at all; as well as the various factors discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535), and in the Company’s Annual Report on Form 20-F (File No. 001-35627), as supplemented by the risk factors contained in the Company’s other filings with the SEC. All forward-looking statements contained or incorporated by reference herein are qualified by these cautionary statements. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. Except as required by law, the Company is not under any duty to update any of the information contained or incorporated by reference herein.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer for the Company’s Class A Ordinary Shares referenced in this Report of Foreign Private Issuer on Form 6-K has not yet commenced. This Report of Foreign Private Issuer on Form 6-K is for informational purposes only, is not a recommendation, and is neither an offer to purchase nor a solicitation of an offer to sell Class A Ordinary Shares or any other securities, nor is it a substitute for the tender offer materials that the Investor and the Purchaser (together, the “Offerors”) will file with the SEC upon the commencement of the tender offer. At the time the tender offer is commenced, the Offerors will file with the SEC a Tender Offer statement on Schedule TO (the “Tender Offer Statement”) and the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”) with respect to the tender offer. THE COMPANY’S SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WHEN SUCH DOCUMENTS BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ AND CONSIDERED CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. When filed, the Company’s shareholders and other investors can obtain the Tender Offer Statement, the Solicitation/Recommendation Statement and other filed documents for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Investors page of the Company’s website, https://ir.manutd.com/. In addition, the Company’s shareholders may obtain free copies of the tender offer materials by contacting the information agent for the Class A Share Tender offer that will be named in the Tender Offer Statement.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Transaction Agreement, dated as of December 24, 2023, by and among the Company, the Purchaser and the Sellers.
99.2	Governance Agreement, dated as of December 24, 2023, by and among the Company, the Purchaser and the Sellers.
99.3	Voting Agreement, dated as of December 24, 2023, by and among the Company, the Purchaser and the Sellers.
99.4	Guarantee Agreement, dated as of December 24, 2023, by and among the Company, the Investor and the Sellers.
99.5	Press Release of the Company, dated December 24, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 26, 2023

MANCHESTER UNITED PLC

By:	/s/ Cliff Baty
Name:	Cliff Baty
Title:	Chief Financial Officer